UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Bank, Ltd.

MUFG Americas Holdings Corporation

MUFG Announces Regulatory Approval from the U.S. Federal Banking Regulators for the Sale of MUFG Union Bank to U.S. Bancorp and Related Transactions

Tokyo/New York, October 17, 2022 — On September 21, 2021, MUFG and MUFG Bank, a core banking subsidiary of MUFG, announced an agreement[1] to sell all shares of MUFG Union Bank, N.A. (“MUB”), MUFG’s subsidiary owned through MUFG Americas Holdings Corporation (“MUAH”), to U.S. Bancorp (“USB”), pending receipt of all required regulatory approvals and the satisfaction or waiver of other closing conditions. Although the closing date had been expected to be in the first half of CY2022, considering the ongoing U.S. regulatory approval process, on May 16, 2022, MUFG announced a shift[2] in the expected closing date to the second half in CY2022.

MUFG announced today the receipt of regulatory approvals from the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation to complete the sale of MUB and related transactions contemplated by the Share Purchase Agreement. These approvals are part of the conditions precedent to complete the sale of MUB. We will announce the planned closing date after the receipt of all required regulatory approvals, which announcement is expected to occur no less than 30 days prior to the closing date.

If any event which should be disclosed occurs, it will be announced promptly.

[1] For details on the agreement for the sale, please refer to the following press release:

https://www.mufg.jp/dam/pressrelease/2021/pdf/news-20210921-001_en.pdf

[2] For details on the announcement, please refer to the following press release:

https://www.mufg.jp/dam/pressrelease/2022/pdf/news-20220516-002_en.pdf

- End -

Cautionary Statement Regarding MUFG’s Forward-Looking Statements

This communication contains forward-looking statements. We use words such as expects, intends, and similar expressions to identify forward-looking statements. Actual results could differ materially from those projected or forecast in the forward-looking statements. MUFG assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,400 locations in more than 50 countries. The Group has about 170,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

About Mitsubishi UFJ Financial Group, Inc.’s U.S. Operations including MUFG Americas Holdings Corporation

The U.S. operations of Mitsubishi UFJ Financial Group, Inc. (MUFG), one of the world’s leading financial groups, has total assets of $342.4 billion at June 30, 2022. As part of that total, MUFG Americas Holdings Corporation (MUAH), a financial holding company, bank holding company, and intermediate holding company, has total assets of $152.5 billion at June 30, 2022. MUAH’s main subsidiaries are MUFG Union Bank, N.A. and MUFG Securities Americas Inc. MUFG Union Bank, N.A. provides a wide range of financial services to consumers, small businesses, middle-market companies, and major corporations. As of June 30, 2022, MUFG Union Bank, N.A. operated 297 branches, consisting primarily of retail banking branches in the West Coast states. MUFG Securities Americas Inc. is a registered securities broker-dealer which engages in capital markets origination transactions, domestic and foreign debt and equities securities transactions, private placements, collateralized financings, and securities borrowing and lending transactions. MUAH is owned by MUFG Bank, Ltd. and Mitsubishi UFJ Financial Group, Inc. MUFG Bank, Ltd., a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc., has offices in Argentina, Brazil, Chile, Colombia, Peru, Mexico, and Canada. Visit www.unionbank.com or www.mufgamericas.com for more information.

About MUFG Union Bank, N.A.

As of June 30, 2022, MUFG Union Bank, N.A. operated 297 branches, consisting primarily of retail banking branches in the West Coast states. We provide a wide spectrum of corporate and retail banking and wealth management solutions to meet the needs of our clients. We also offer an extensive portfolio of value-added solutions for clients, including investment banking, personal and corporate trust, global custody, transaction banking, capital markets, and other services. With assets of $124.7 billion, as of June 30, 2022, MUFG Union Bank has strong capital reserves, credit ratings, and capital ratios relative to peer banks. MUFG Union Bank is a proud member of the Mitsubishi UFJ Financial Group (NYSE: MUFG), one of the world’s largest financial institutions with total assets of approximately ¥386.9 trillion (JPY) or $2.8 trillion (USD) [3], as of June 30, 2022. The corporate headquarters (principal executive office) for MUFG Americas Holdings Corporation, which is the financial holding company, and MUFG Union Bank, is in New York City. The main banking office of MUFG Union Bank is in San Francisco, California.

[3] Exchange rate of 1 USD=¥136.68 (JPY) as of June 30, 2022